RadioTower.com, Inc.
                            322 - 425 Carrall Street
                             Vancouver, B.C., Canada
                                     V6B 6E3


                                                                  March 17, 2000



United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:    Filings


Re:    RadioTower.com, Inc.
       Form Type:  10KSB/A
       Filed March 16, 2000
       File No. 0-28031

Dear Sirs:

Re: Request for Withdrawal

RadioTower.com, Inc.'s Form 10-SB/A was inadvertently filed as a Form 10-KSB/A (Accession Number 0001005150-00-000337) via EDGAR on March 16, 2000. The Form 10-SB/A was correctly and subsequently filed on March 16, 2000.

We formally request the withdrawal of the incorrect Form 10-KSB/A (Accession Number 0001005150-00-000337).

If you have any questions or require anything further please contact our counsel Mr. Rene Daignault at (604) 648-0527.


Yours truly,

RadioTower.com, Inc.

Per:   "Alan Brown"
-------------------
Alan Brown
President